

May 23, 2005



05008627

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Regarding: Day Software Holding AG
Exemption number 082-34849
Documents furnished under paragraph (b)(1) of Rule 12g3-2

Dear Sir or Madam:

On December 3, 2004, we provided you with the documents required for our Application for Exemption Pursuant to Rule 12g3-2(b) for Day Software Holding AG (the "Company"). Today, we are providing you with Exhibit C, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company since December 3, 2004 to the current date. In addition, pursuant to Rule 12g3-2(b)(1)(i) of the Exchange Act, we have enclosed herewith one copy or summary of each of the documents listed in Exhibit C.

If you have any questions with regard to this information, please contact the undersigned at 949 679 2960 x 106 or Chris Harano at 949 679 2960 x 105.

Sincerely,

Tracy Sharp

Tracy Sharp,
Corporate Controller, Day Software, Inc.

World Standard Software to Unify Your Business

Day Software, Inc. 5251 California Suite 110 Irvine California 92617 United States
T 1 949 679 2960 F 1 949 679 2972 www.day.com

EXHIBIT C

Since December 1, 2004 and until the date hereof, as set forth below the flowing information has been (i) made public in Switzerland, (ii) filed with the SWX (and made public by such exchange), or (iii) sent to holders of the Company's securities.

DOCUMENTS FILED WITH SWX:

CHANGES IN CAPITAL STRUCTURE

1 Title: Changes in Capital Structure: 2 options Exercised in November 2004

Dated/Distributed: December 1, 2004

2 Title: Changes in Capital Structure: 0 options Exercised in December 2004

Dated/Distributed: January 4, 2005

3 Title: Changes in Capital Structure: 0 options Exercised in January 2005

Dated/Distributed: February 1, 2005

4 Title: Changes in Capital Structure: 0 options Exercised in February 2005

Dated/Distributed: March 1, 2005

5 Title: Changes in Capital Structure: Correction of filing re Options Exercised in February 2005, 0 options exercised in Feb. 2005

Dated/Distributed: March 14, 2005

6 Title: Changes in Capital Structure: 200 options Exercised in March 2005

Dated/Distributed: April 1, 2005

7 Title: Changes in Capital Structure: 27,000 options Exercised in April 2005

Dated/Distributed: May 2, 2005

FINANCIALS

8 Title: Report on the first quarter 2005
Dated/Distributed: May 11, 2005

9 Title: Annual Report 2004
Dated/Distributed: April 26, 2005

PRESS RELEASES/ANNOUNCEMENTS FILED WITH AND MADE PUBLIC BY SWX:

10 Title: Q1 2005 Results
Dated/Distributed: May 11, 2005

11 Title: Beta Test Agreement with QS Labs
Dated/Distributed: April 12, 2005

12 Title: Roy Fielding at Gilbane Conference
Dated/Distributed: April 11, 2005

13 Title: Premiere Customer McDonald's at CSN EXPO 2005
Dated/Distributed: March 31, 2005

14 Title: Beta Test Agreement with NOHETO
Dated/Distributed: March 29, 2005

15 Title: First License Contract for New Product Line
Dated/Distributed: March 15, 2005

16 Title: Content Repository Extreme – CRX Now Shipping
Dated/Distributed: March 15, 2005

17 Title: Beta Version of Java Content Repository at CeBIT
Dated/Distributed: March 10, 2005

18	Title:	Day Reports Fiscal Year 2004 Financial Results
	Dated/Distributed:	February 22, 2005
19	Title:	Day Presents JSR 170 Products at CeBIT IBM Booth
	Dated/Distributed:	February 14, 2005
20	Title:	Day and Unisys (Switzerland) AG Partner
	Dated/Distributed:	January 13, 2005
21	Title:	WestLB Banks on Day
	Dated/Distributed:	December 7, 2004

OTHER

22	Title:	Date of annual general meeting of shareholder of May 19, 2005
	Dated/Distributed:	March 24, 2005

DOCUMENTS DISTRIBUTED TO SHAREHOLDERS:

23	Title:	Resolutions of the annual general meeting of the shareholders on May 19, 2005
	Dated/ Distributed:	Filed on May 19, 2005

Document #1

Summary of the Filing to the SWX Dated December 1, 2004:

Changes in capital structure

Exercise of conditional capital: Monthly filing showing the number of stock options exercised and the number of new shares issued out of exercised stock options. Declaring 2 Options exercised in November 2004.

Document #2

Summary of the Filing to the SWX Dated January 4, 2005:

Changes in capital structure

Exercise of conditional capital: Monthly filing showing the number of stock options exercised and the number of new shares issued out of exercised stock options. Declaring 0 Options exercised in December 2004.

Document #3

Summary of the Filing to the SWX Dated February 1, 2005:

Changes in capital structure

Exercise of conditional capital: Monthly filing showing the number of stock options exercised and the number of new shares issued out of exercised stock options. Declaring 0 Options exercised in January 2005.

Document #4

Summary of the Filing to the SWX Dated March 1, 2005:

Changes in capital structure

Exercise of conditional capital: Monthly filing showing the number of stock options exercised and the number of new shares issued out of exercised stock options. Declaring 0 Options exercised in February 2005.

Document #5

Summary of the Filing to the SWX Dated March 14, 2005:

Changes in capital structure

Exercise of conditional capital: Monthly filing showing the number of stock options exercised and the number of new shares issued out of exercised stock options. Declaring 0 Options exercised in February 2005.

Document #6

Summary of the Filing to the SWX Dated April 1, 2005:

Changes in capital structure

Exercise of conditional capital: Monthly filing showing the number of stock options exercised and the number of new shares issued out of exercised stock options. Declaring 200 Options exercised in March 2005.

Document #7

Summary of the Filing to the SWX Dated May 2, 2005:

Changes in capital structure

Exercise of conditional capital: Monthly filing showing the number of stock options exercised and the number of new shares issued out of exercised stock options. Declaring 27,000 Options exercised in April 2005.

Document 8

Day

Q1 2005




SEC MAIL PROCESSING
RECEIVED
MAY 2 6 2005
WASH, D.C.
209
SECTION

Day Software Report for the First Quarter of Fiscal Year 2005

Results in Detail

Revenues for the first quarter of 2005 amounted to CHF 4.1 million, as compared to CHF 3.7 million for the first quarter of 2004. License revenues for the first quarter of 2005 amounted to CHF 1.9 million or 46% of total revenues, as compared to CHF 1.4 million for the first quarter of 2004 or 38% of total revenues. This increase in license revenues is due to two significant contracts that closed in the first quarter of 2005. Maintenance revenues for the first quarter of 2005 increased 11% to CHF 1.0 million, as compared to CHF 0.9 million for the first quarter of 2004 as Day Software (the "Company") continues to grow its customer base. Service revenues, excluding maintenance, for the first quarter of 2005 decreased 14% to CHF 1.2 million, as compared to CHF 1.4 million for the first quarter of 2004.

In Europe, Day generated CHF 2.4 million in revenues in the first quarter of 2005, of which CHF 1.8 million were generated outside of Switzerland. In the United States, Day generated CHF 1.7 million in revenues in the first quarter of 2005, accounting for 42% of revenues in this period. United States and the United Kingdom were Day's largest contributors of revenues in the first quarter of 2005. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 0.3 million of revenues for the first quarter of 2005.

Revenues for the first quarter of 2005 increased 71% to CHF 4.1 million, as compared to CHF 2.4 million for fourth quarter of 2004. License revenues for the first quarter of 2005 increased 375% to CHF 1.9 million, as compared to CHF 0.4 million for the fourth quarter of 2004. This increase is due to two significant contracts that closed in the first quarter of 2005. Maintenance revenues for the first quarter of 2005 and the fourth quarter of 2004 amounted to CHF 1.0 million. Service revenues, excluding maintenance, for the first quarter of 2005 increased 33% to CHF 1.2 million, as compared to CHF 0.9 million for the fourth quarter of 2004.

Gross profit for the first quarter of 2005 increased 11% to CHF 3.0 million, as compared to CHF 2.7 million for the first quarter of 2004 and increased 150% from CHF 1.2 million for the fourth quarter of 2004. The gross profit margin for the first quarter of 2005 increased to 74%, as compared to 73% in the first quarter of 2004 and 53% in the fourth quarter of 2004. The increase in gross profit and gross profit margin for the first quarter of 2005 as compared to the first quarter of 2004 and the fourth quarter of 2004 is primarily due to the significant increase in license revenues in the first quarter of 2005 due to two significant contracts for the quarter.

Operating expenses for the first quarter of 2005 decreased 9% to CHF 3.0 million, as compared to CHF 3.3 million for the first quarter of 2004. Research and development expenses decreased 39% due to the capitalization of CHF 0.5 million of costs incurred on the Company's new content infrastructure product line CRX after technological feasibility for the product was established during the first quarter of 2005 but prior to the product availability for commercial sale. Sales and marketing expenses decreased 3%. General and administrative expenses increased 9% due to additional professional fees.

Compared to the fourth quarter of 2004, operating expenses for the first quarter of 2005 decreased 30% to CHF 3.0 million from CHF 4.3 million primarily due to a CHF 1.0 million impairment charge on goodwill and intangible assets in the fourth quarter of 2004 and the capitalization of CHF 0.5 million of software development costs on the Company's new content infrastructure product line CRX in the first quarter of 2005.

Net income for the first quarter of 2005 was TCHF 120, as compared to a net loss of TCHF 515 for the first quarter of 2004 and a net loss of TCHF 2,994 for the fourth quarter of 2004. Basic earnings per share was CHF 0.10 for the first quarter of 2005, as compared to basic loss per share of CHF 0.45 for the first quarter of 2004 and basic loss per share of CHF 2.50 for the fourth quarter of 2004. Dilutive earnings per share was CHF 0.09 for the first quarter of 2005, as compared to dilutive loss per share of CHF 0.45 for the first quarter of 2004 and dilutive loss per share of CHF 2.50 for the fourth quarter of 2004.

As of March 31, 2005, cash and cash equivalents amounted to CHF 3.3 million, down from CHF 4.5 million as of December 31, 2004. Total cash decrease for the first quarter of 2005 was CHF 1.2 million, compared to total cash decrease of CHF 1.4 million in the fourth quarter of 2004. Accounts receivable increased to CHF 4.1 million at March 31, 2005 compared to CHF 2.6 million at December 31, 2004. Deferred revenues increased to CHF 3.7 million at March 31, 2005 compared to CHF 2.2 million at December 31, 2004. Days-sales outstanding decreased to 90 days in the first quarter of 2005 from 101 days in the fourth quarter of 2004.

New Product Line

In addition to its continued growth in the global content management market, Day Software successfully launched the Beta version of its new content infrastructure product line CRX in the first quarter of 2005. CRX is the industry's first full implementation of JSR 170, the future standard for enterprise content. The Company reported over 500 downloads in the first 100 days of the launch, over a dozen Beta customers and the first commercial contract for the new product line. The Company expects CRX to have a similar market potential as its existing content management products.

JSR 170 is a new standard that defines the interaction between a business application and the repository where the application stores content. Day Software initialized this standard three years ago and is leading an international industry expert group that develops JSR 170. The JSR 170 initiative has gained the support of all major industry players such as IBM, Oracle, Sun and SAP. The final release of the standard is expected for Q2 2005. In parallel with the final release of the standard, Day Software will make a full commercial implementation of the standard available to the industry.

Customer Support

New major customers added in the first quarter of 2005 include Credit Suisse First Boston, Deutsche Bank and On Command.

Employees

Total headcount as of March 31, 2005 and 2004 was 84 and 83 full time employees, respectively. Headcount as of March 31, 2005 was allocated as follows: professional services 18%, research and development 24%, sales and marketing 25%, general and administration 14% and MarketingNet 19%.

Consolidated Balance Sheets

(in thousands CHF)
(unaudited)

ASSETS	March 31, 2005	December 31, 2004
Current assets		
Cash and cash equivalents	3,250	4,500
Accounts receivable, net	4,120	2,638
Unbilled receivables	1,028	155
Other receivables	36	424
Prepaid expenses	730	228
Total current assets	**9,164**	**7,945**
Non-current assets		
Property and equipment, net	383	603
Capitalized software development costs	475	-
Investments	249	91
Goodwill and intangible assets, net	3,464	3,511
Other assets	567	333
Total non-current assets	**5,138**	**4,538**
TOTAL ASSETS	***14,302***	***12,483***

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2005	December 31, 2004
Current liabilities		
Accounts payable	597	400
Deferred revenues	3,744	2,224
Other current liabilities	253	181
Accrued liabilities	1,196	1,597
Total current liabilities	**5,790**	**4,402**
Commitments and contingencies		
Shareholders' equity		
Share capital	12,367	12,097
Treasury shares (9,897 shares at March 31, 2005 and 9,762 shares at December 31, 2004, at cost)	(1,077)	(1,074)
Capital reserves	138,329	138,299
Accumulated deficit	(140,532)	(140,652)
Accumulated other comprehensive loss	(575)	(589)
Total shareholders' equity	**8,512**	**8,081**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***14,302***	***12,483***

Consolidated Statements of Operations

(in thousands CHF, except share information)
(unaudited)

	Three Months Ended March 31, 2005	2004
Revenues		
Software licenses	1,904	1,424
Services	2,223	2,257
Total revenues	**4,127**	**3,681**
Cost of revenues		
Software licenses	1	5
Services	1,084	983
Total cost of revenues	**1,085**	**988**
Gross profit	***3,042***	***2,693***
Operating expenses		
Research and development	478	786
Sales and marketing	1,711	1,763
General and administrative	754	691
Amortization of intangible assets	47	47
Stock-based compensation	-	4
Income (Loss) from operations	**52**	**(598)**
Interest income	5	5
Interest expense	-	(1)
Foreign exchange loss	19	(2)
Other income	47	83
Income (Loss) before income taxes	**123**	**(513)**
Provision for income taxes	(3)	(2)
Net income (loss)	***120***	***(515)***
Other comprehensive income	14	54
Comprehensive income (loss)	***134***	***(461)***
Basic earnings (loss) per share	***0.10***	***(0.45)***
Dilutive earnings (loss) per share	***0.09***	***(0.45)***
Shares used in computing basic earnings (loss) per share	**1,208,892**	**1,150,208**
Shares used in computing dilutive earnings (loss) per share	**1,325,029**	**1,150,208**

Consolidated Statements of Cash Flows

(in thousands CHF)
(unaudited)

	Three Months Ended March 31, 2005	2004
Net income (loss)	120	(515)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation of fixed assets	231	289
Amortization of intangible assets	47	47
Net foreign currency exchange (gain) loss	(15)	4
Stock-based compensation	7	4
Stock received in exchange for software	(129)	-
Capitalized software development cost	(475)	-
Changes in operating assets and liabilities		
Accounts receivable	(1,437)	2,598
Unbilled receivables	(858)	19
Prepaid expenses and other current assets	(108)	(449)
Other assets	(217)	-
Accounts payable	176	59
Deferred revenues	1,446	(338)
Accrued liabilities	(421)	(521)
Other current liabilities	68	(378)
Net cash provided by (used in) operating activities	**(1,565)**	**819**
Cash flows from investing activities		
Purchases of equipment	(6)	(19)
Proceeds from sale of equipment	-	1
Net cash used in investing activities	**(6)**	**(18)**
Cash flows from financing activities		
Proceeds from stock option exercises	293	741
Purchase of treasury shares	(38)	-
Proceeds from sale of treasury shares	35	-
Net cash provided by financing activities	**290**	**741**
Net increase (decrease) in cash and cash equivalents	**(1,281)**	**1,542**
Foreign currency adjustment on cash	31	39
Cash and cash equivalents at beginning of period	4,500	5,344
Cash and cash equivalents at end of period	***3,250***	***6,925***

Consolidated Statements of Shareholders' Equity

(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury Shares	Capital Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount					
Balances January 1, 2004	**1,125,310**	**11,253**	**(1,074)**	**138,170**	**(135,139)**	**(599)**	**12,611**
Proceeds from exercise of stock options	84,344	844	-	90	-	-	934
Stock-based compensation	-	-	-	39	-	-	39
Net loss	-	-	-	-	(5,513)	-	(5,513)
.Foreign currency translation	-	-	-	-	-	10	10
Balances December 31, 2004	**1,209,654**	**12,097**	**(1,074)**	**138,299**	**(140,652)**	**(589)**	**8,081**
Proceeds from exercise of stock options	27,000	270	-	23	-	-	293
Purchase of treasury shares	-	-	(38)	-	-	-	(38)
Proceeds from sale of treasury shares	-	-	35	-	-	-	35
Stock-based compensation	-	-	-	7	-	-	7
Net income	-	-	-	-	120	-	120
Foreign currency translation	-	-	-	-	-	14	14
Balances March 31, 2005	**1,236,654**	**12,367**	**(1,077)**	**138,329**	**(140,532)**	**(575)**	**8,512**

Notes to Consolidated Interim Financial Statements for the Three Months Ended March 31, 2005

(in thousands of CHF, except share information)
(unaudited)

Note 1 – Organization and History

The Company

Day Software Holding AG (collectively with its subsidiaries, the "Company") was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company is a provider of global content management and content infrastructure software. The Company's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2005 presentation.

These unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes related thereto for the period ended December 31, 2004, included in the Company's Annual Report. The unaudited consolidated interim financial statements include all adjustments necessary to present fairly the Company's consolidated financial position as of March 31, 2005, notes explaining any significant changes that have occurred since December 31, 2004 and the consolidated results of its operations and cash flows for the three months ended March 31, 2005. The consolidated results of such interim periods are not necessarily indicative of the results to be achieved for the period ended December 31, 2005.

Principles of Consolidation

The accompanying unaudited consolidated interim financial statements include the accounts of Day Software Holding AG and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 3 – Investments

The Company has an equity investment totaling TCHF 153 in common stock and TCHF 96 in preferred stock of a non-publicly traded company ("investee"). The Company's Chief Financial Officer is a member of the Board of Directors of the investee company. The common stock was acquired in March of 2005 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to the value of the software license and maintenance exchanged. The preferred stock was acquired in 2004 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to recent private-placement sales of the investee's common stock. The carrying value of the investment was TCHF 249 as of March 31, 2005.

Note 4 – Capitalized Software Development Costs

SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires development costs incurred in the research and development of new software products to be sold or marketed to be expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to recoverability. The Company established technological feasibility with its new content infrastructure product line CRX upon completion of a working model in the first quarter of 2005. Accordingly, software costs capitalized during the three months ended March 31, 2005 totaled TCHF 475.

Note 5 – Earning (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share calculated for the three months ended March 31, 2005 is computed by dividing net income available to shareholders by the weighted average number of shares outstanding plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method. Potentially dilutive common shares include outstanding stock options. Diluted loss per share calculated for the three months ended March 31, 2004 is the same as basic loss per share as the effect of the assumed exercise of common stock equivalents is anti-dilutive due to the Company's net losses for the period. Common stock equivalents totaling 30,749 and 239,533 have been excluded from the calculation of the weighed average shares outstanding for the three months ended March 31, 2005 and 2004, respectively, as the effects are anti-dilutive.

Note 6 – Stock-based Compensation

The Company applies the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Under this method, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the date of grant. Such compensation expense, if any, is recognized over the service period to which the option relates. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS No. 148"), an amendment to SFAS No. 123, established accounting and disclosure requirements using a fair value based method of accounting for stock-based compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended.

The following table illustrates the effect on net income (loss) and income (loss) per share if the Company had applied the fair value based method to all outstanding and unvested awards in the three months ended March 31, 2005 and 2004:

	2005	2004
Net Income (Loss), as reported	120	(515)
Less: Total stock-based compensation expense determined under fair under fair value based method, net of related tax effects	(293)	(223)
Net loss, pro forma	(173)	(738)
Basic Earnings (Loss) per share, as reported	0.10	(0.45)
Basic Loss per share, pro forma	(0.14)	(0.64)
Dilutive Earnings (Loss) per share, as reported	0.09	(0.45)
Dilutive Loss per share, pro forma	(0.14)	(0.64)

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions for options granted in the three months ended March 2005 and 2004:

	2005	2004
Risk free interest rate	2.25%	2.25%
Expected life (years)	5	5
Expected volatility	86%	86%
Dividend yield	-	-

Note 7 – Segment Information

The Company operates predominantly in a single industry segment as a provider of enterprise software and related services. The Company's reportable operating segments are based on geographic location, which are Europe, the Americas and Asia Pacific. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intergeographic revenues primarily represent intercompany revenues which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Geographical revenue information is based on the origin of the sales. Segments by geographic area of origin are as follows for the three months ended March 31, 2005 and 2004:

	2005	2004
Revenues		
Europe	2,390	2,535
Americas	1,728	1,118
Asia Pacific	39	28
Elimination of intergeographic revenues	(30)	-
Total revenues	4,127	3,681
Net Income (Loss)		
Europe	(622)	(737)
Americas	742	222
Total net income (loss)	120	(515)
Assets		
Europe	11,407	15,255
Americas	2,895	2,692
Total assets	14,302	17,947

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

Forward-looking Statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and the Company will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Peter Nachbur
Day Software Holding AG
Barfüsserplatz 6
4001 Basel, Switzerland

T +41 61 226 98 98
F +41 61 226 98 97
E-Mail peter.nachbur@day.com

The English text of this report represents the binding version.


Day

Solutions | Product | Services | Customers | Partners





Day Reports Financial Results for First Quarter 2005

Day Reports Financial Results for First Quarter for Fiscal Year 2005

Company Delivers Strong First Quarter Revenues

Basel, Switzerland – May 11, 2005 – Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced financial results for the First Quarter of 2005.

Highlights:

12% total revenue increase as compared to the first quarter of 2004

27% product revenue increase as compared to the first quarter of 2004

CHF 0.3 million increase in gross profit margin as compared to the first quarter of 2004

Net income of TCHF 120 as compared to a net loss of TCHF 515 for the first quarter of 2004

New major customers added in the first quarter of 2005 include Credit Suisse First Boston, Deutsche Bank and On Command.
Successful Beta launch of Company's new content infrastructure product line CRX
The company experienced a record First Quarter, reporting a 12% growth in total revenue over the same period in 2004. Revenues for the First Quarter totaled CHF 4.13 million, compared with revenues of CHF 3.68 million for the First Quarter of 2004.
Product revenues increased by 27% over last year, totaling CHF 2.93 million, compared with product revenues of CHF 2.31 million for the same period last year. The company increased its gross profit to CHF 3.04 million compared to CHF 2.69 million for the same period in the previous year. Net income for Q1 was TCHF 120 compared to a loss of TCHF 515 in 2004. EBITDA was TCHF 395.


SEC MAIL PROCESSING
RECEIVED
MAY 2 6 2005
WASH, D.C. 209 SECTION

"We are pleased with the solid result for the first quarter. This is a good basis for a healthy 2005," said Michael Moppert, CEO and Chairman of Day. "The company has delivered the highest First Quarter year product revenue in its operating history. We have added new major blue chip customers, such as Credit Suisse First Boston (CSFB), Deutsche Bank (DB) or On Command. With CSFB and DB we continued to strengthen our position in the financial services industry. At the same time we continued to work with existing industry heavyweights such as DaimlerChrysler and DHL."
Credit Suisse First Boston chose Day Software's flagship product Communiqué to develop a worldwide enterprise system to provide CSFB employees with current internal information. Day

Software is working with CSFB in New York to develop and deploy the system. Deutsche Bank's Enterprise Services Group in London selected Day's Communiqué as new corporate web platform for DB. On Command Corporation is the world's leading provider of interactive in-room entertainment, information and business services to the lodging industry. On Command chose Day's technology to provide one single, comprehensive platform for operations in more than 20 countries on five continents.
Successful Beta launch of new product line
In addition to its continued growth in the global content management market, Day Software successfully launched the Beta version of its new content infrastructure product line CRX in the first quarter of 2005. CRX is the industry's first full implementation of JSR 170, the future standard for enterprise content. The company reported over 500 downloads in the first 100 days of the launch, over a dozen Beta customers and the first commercial contract for the new product line. The company expects that CRX has a similar market potential as its existing content management products.
"We are excited about the excellent start of this launch. We have made substantial investments to initiate and lead JSR 170, the coming new global standard for Enterprise Content. We have developed our own products in parallel and are on track to position Day Software as the leader in the emerging market for Java Content Repositories and benefit from our investments. We are now getting ready for the final release of JSR 170 this summer to make the full version of our CRX product line commercially available. We believe that this expansion of our product portfolio will be an excellent basis for further growth," continued Moppert.

JSR 170 is the coming standard that defines the interaction between a business application and the repository where the application stores content. Day Software has initialized this standard three years ago and is leading an international industry expert group that develops JSR 170. The JSR 170 initiative has gained the support of all major industry players such as IBM, Oracle, Sun or SAP. The final release of the standard is expected for Q2 2005. In parallel with the final release of the standard Day Software will make a full commercial implementation of the standard available to the industry.
Level I American Depositary Receipt Program (ADR)
In parallel with its Q1 results Day Software announced the launch of a Level I American Depositary Receipt Program. The Program enables the company to register an American Depositary Receipt (ADR) with the Securities and Exchange Commission (SEC). Day is working with The Bank of New York to establish and manage the ADR.
"Based on continued wins of blue chip customers, our technology leadership that we demonstrated with JSR 170 and our highly innovative new product line we are experiencing increasing interest from global technology investors. The US has the largest amount of technology investors in our software sector and the Level I ADR is a first step to addressing this market," Michael Moppert explained.
The level I ADR program does create only minimal additional reporting obligations as Day Software is already reporting quarterly financial results according to USGAAP.

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric

architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

A warning regarding forward-looking statements
This press-release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For Further Information
Roger Mader
Day Software AG
Barfuesserplatz 6
4001 Basel
Switzerland
T +41 61 226 98 98
E-Mail roger.maeder@day.com
The complete Financial Results for First Quarter for Fiscal Year 2005 is on file with the SWX and is available from the Investor Relations section of our web site at www.day.com.
The English text of this press release represents the binding version.

 Q1 2005 e 111 k

 Q1 SWX Filing 128 k

back to press release list **next release**

Day

Beta Test Agreement with QS Labs

Day Software Announces Beta Test Agreement Labs

Basel, Switzerland and Irvine, CA – April 12, 2005 – Day Software (Swiss:DAYN) , a leading provider of global content management software, today announced that QS Labs (Quality Systems Laboratories) is the latest company to sign a beta test agreement for Day's Content Repository Extreme (CRX). CRX – Day's revolutionary Java Content Repository – is the industry's first full implementation of JSR 170, the future standard for enterprise content.

Day is the initiator of the new JavaTM standard for enterprise content, leading a global industry expert group to jointly develop JSR 170 with other leading technology vendors, including Sun Microsystems, IBM, Oracle, SAP, and BEA. Day's CRX is the industry's first full implementation of the coming standard. QS Labs' decision to test CRX with their applications serves as further validation of Day's new standard of compliant repository products.

QS Labs is a compliance management and solutions provider in the life sciences and healthcare industries, helping companies achieve regulatory and quality compliance to industry requirements. QS Labs offers business process improvements, quality systems consultations, and technology services in all phases of the product lifecycle of life sciences companies, assisting medical device and pharmaceutical manufacturers to overcome the compliance hurdle and to navigate through the complexity of FDA regulations.

"In recent years, the life sciences industry is compelled to be more reliable and compliant than ever. Software technologies are becoming an integral part of the quality assurance program to ensure success. We believe that JSR170 will provide the key technology foundation for this ever-evolving environment and provide a significant differentiator in the marketplace for QS Labs. As Day Software is the company that is leading the standard initiative, the decision work with their CRX product made sense," said Joe Lindsay, President and CTO of QS Labs.

"Day is proud to be the first company to make this exciting technology commercially available," said Michael Moppert, Chairman and CEO, Day Software. We are very pleased to see that other leading companies such as QS Labs are now looking at making our new repository product CRX a key component of their solutions."

About QS Labs, Inc (www.qslabs.com)
QS Labs, Inc. is improving business performance and reducing compliance and product liability risks by providing on-demand solutions for life sciences companies. The 'QS Labs Suite' includes compliance process management, content management, and learning management platforms that are affordable and designed to systemize and simplify regulatory compliance processes through technology. For more information on the QS Labs Suite, visit: http://www.qslabs.com or phone: 949 862 5000

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information
Roger Mader
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98
E-Mail roger.maeder@day.com

back to press release list **next release**

Solutions | Product | Services | Customers | Partners


Day

Roy Fielding at Gilbane Conference

DAY's Chief Scientist, Roy Fielding to Present Conference on Content Management

related
JSR 170 Overview
by Roy T. Fielding

San Francisco, CA — April 11, 2005 —Day Software today announced that Roy T. Fielding, Day's Chief Scientist, will be presenting on a panel at the Gilbane Conference on Content Management in San Francisco, CA. The session, entitled "Issues in Enterprise Information Integration" will examine the difficult issues of organizing and architecting mixed structured and unstructured data and integrating content from multiple repositories.

Roy T. Fielding is chief scientist at Day Software, a leader in enterprise content management software and specification lead for the Content Repository API for Java Technology (JSR 170). Dr. Fielding is the primary architect of the current Hypertext Transfer Protocol (HTTP/1.1), co-author of the Internet standards for HTTP and Uniform Resource Identifiers (URI), founder and former chairman of The Apache Software Foundation, and an elected member of the W3C Technical Architecture Group. His doctoral dissertation at the University of California, Irvine, defined the REST architectural style as a model for the design principles behind the modern Web architecture. Dr. Fielding received the 1999 ACM Software System Award for his work with the Apache Group on the Apache HTTP server project and was honored by MIT Technology Review as a member of the first TR100.

What:
Issues in Enterprise Information Integration

Presenters:
Roy T. Fielding, Chief Scientist, Day Software
Robert J. Glushko, Adjunct Professor, University of California Berkley
Moderator: Mary Laplante, VP Consulting Services, Bluebill Advisors, Sr. Editor, Gilbane Report

Where:
The Palace Hotel
2 New Montgomery Street
San Francisco, CA

When:
Monday, April 11, 2005

Time:
11:00 am - 12:00 NOON

back to press release list **previous release** **next release**

Day



DAY's Premiere Customer McDonald's Featurec EXPO 2005

New Orleans, LA — March 31, 2005 —Day Software today announced that McDonald's, a premiere customer using Communiqué, success story will be presented by the head of Day's Product Strategy at the Client Side News Expo 2005 in New Orleans, Louisiana. The session, entitled, "Achieving Global Content Management Deployment" will feature the globalization, localization and critical brand issues faced by McDonald's and how Day's Communiqué was deployed to solve it.

The McDonald's business challenges will be presented demonstrating how Communiqué helped manage all business content on a global scale by making the strategic commitment to implement Day's Communiqué to become an entirely web-enabled company.

With content management serving as the global aggregation system for all web-based content, McDonald's is now increasing their ability to quickly and reliably create, personalize, manage, and deliver enterprise web content and driving new opportunities with employees, franchisees, business partners, and customers.

What: Achieving Global Content Management Deployment
Presenters: Santi Pierini, Day Software
Where: Hotel Monteleon, New Orleans, Louisiana
When: Thursday, March 31, 2005
Time: 1:30 pm - 2:15 pm

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Roger Mader
Day Software AG
Barfuesserplatz 6
4001 Basel
Switzerland
T +41 61 226 55 85
E-Mail roger.mader@day.com

back to press release list **previous release** **next release**

Document 14

Solutions | Product | Services | Customers | Partners

Day

Day Software Announces Beta Test Agreement NOHETO

Basel, Switzerland and Irvine, Ca – March 29, 2005 – Day Software (Swiss:DAYN), a leading provider of global content management software, today announced that NOHETO is joining the beta test program for Day's Content Repository Extreme (CRX). NOHETO is evaluating to make Day's technology the basis for their own products. CRX - Day's revolutionary Java Content Repository - is the industry's first full implementation of JSR 170, the future standard for enterprise content.

NOHETO is a leading provider of lean, flexible web content management solutions in France. Day is the initiator of the new standard for enterprise content and is running a global industry expert group, including leading technology vendors such as Sun, IBM, Oracle, SAP and BEA, which jointly develop JSR 170.

"We are looking forward to working with Day," said Paul Perdrieu, CEO NOHETO. "We believe JSR 170 will be a key factor of success to provide our customers with a competitive advantage. We have already implemented the current release of the JSR 170 for some customers like SFR Cegetel. This technology provides a significant differentiator in the marketplace for NOHETO. As Day Software is the company that is leading the standard initiative, the decision to work with their CRX product made sense."

"With NOHETO we have won one of the leading Web Content Management vendors in France as a new partner," said Michael Moppert, Chairman and CEO Day Software. "Java Content Repositories are the future of the Content Management Industry. Day is proud to be the first company to make this exciting technology commercially available. We are pleased to see that other software developers such as NOHETO are now looking at making our new repository product CRX a key component of their solutions."

Day's CRX is the industry's first full implementation of the coming standard for enterprise content, JSR 170. NOHETO's decision to test CRX with their applications serves as further validation of Day's new standards compliant repository products.

About NOHETO (www.NOHETO.net)
Founded in 2000, NOHETO is a leading provider of web content management software in France. Its solutions, NOHETO WCM and NOHETO Express, help major organizations to easily and efficiently create, manage and publish content on their web properties.
Through an open, scalable and adaptable architecture and their commitments to industry standards from the very beginning, NOHETO's content management solutions ideally complete portal infrastructures based on Java application servers (WebLogic Portal - BEA Systems and Websphere Portal – IBM).
NOHETO has over 30 customers in France such as Antargaz, Barclays Bank, BGP Indosuez, BNP Paribas, La Française des Jeux, SFR Cegetel, Société Générale, The French Ministry of Finance, La Ville de Bordeaux.

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Roger Mader
Day Software AG
Barfuesserplatz 6
4001 Basel
Switzerland
T +41 61 226 98 98
E-Mail roger.maeder@day.com

 Day Noheto Beta 71 k

back to press release list **previous release** **next release**

Document 15

Solutions | Product | Services | Customers | Partners

Day



Obinary to build next Generation of Products b Day's Java Content Repository

Basel, Switzerland and Irvine, Ca – March 15, 2005 – Day Software (Swiss:DAYN) , a leading provider of global content management and infrastructure software, today announced that Obinary will embed Day's Content Repository Extreme (CRX) across its entire product sets. CRX - Day's revolutionary Java Content Repository - is the industry's first full implementation of JSR 170, the future standard for enterprise content.

With over 60'000 downloads of its software package Magnolia, Obinary is a leading provider of web-based solutions for professional data processing. Obinary's decision to make CRX the basis of all their applications serves as further validation of Days new Java Content Repository products. Day is the initiator of the new standard for enterprise content and is leading a global industry expert group, including leading technology vendors such as Sun, IBM, Oracle, SAP and BEA, which jointly develop JSR 170. Day's CRX is the industry's first full commercial implementation of the standard.

"We believe that Day's innovative technology provides a clear competitive advantage to us as well as to our customers. JSR 170 is the undisputed future standard of our industry. When we were faced with the alternative to built a new repository ourselves or license it from Day Software, the company that is leading the standard initiative, the decision was easy," said Pascal Mangold, CEO, Obinary. "Working with Day gives us the assurance that we have access to the technology of the industry leader. We decided to embed Day's CRX because it allows us to focus on our core competency: building great software that is easy to use, powerful and standards-compliant. CRX as the basis of our next-generation Document-, Content-, and Business Process Management Systems results in fantastic value for our customers and reduces our time-to-market considerably."

"After three years of continued investments we are now beginning to make our technology commercially available to the industry. We are excited to see that other software developers such as Obinary are now making our new repository product CRX a key component of their solutions. We are very pleased that our newly launched OEM program for the software industry is already resulting in commercial relationships. Day Software is very well positioned as a leading vendor in the emerging market of Java Content Repositories and we are excited about this substantial growth potential," said Michael Moppert, Chairman and CEO, Day Software.

About Obinary (www.obinary.com)

obinary is the developer of the "obinary compass", the premier enterprise-solution for process-oriented knowledge-management. Obinary specializes in communication efficiency and technology control. Obinary has been developing software and consulting enterprises of any size since 1993.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué

offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 31
E-Mail roger.maeder@day.com

PDF Day Obinary e 88 k

back to press release list **previous release** **next release**

Document 16

Solutions | Product | Services | Customers | Partners

Day



Beta Release of the Java Content Repository D[illegible] Technology Leaders

Basel, Switzerland – March 15, 2005 – Day Software (SWX:DAYN) today announced the release of the Beta version of it's Java Content Repository Extreme - CRX to the industry. CRX is the first commercially available product line that fully implements the ground breaking new standard for Enterprise Content, JSR 170. Based on extensive feedback and input from Global 1000 clients, CRX is a true innovation: The product is the first content repository in the industry that has been developed completely on an enterprise-class, 100% Java, J2EE architecture.

CRX makes high value enterprise content easily accessible for any application. CRX allows for the storage, retrieval and management of content across large-scale enterprises. As the first fully standard compliant content repository, CRX protects technology investment in content and applications and enables companies to create a content infrastructure that is future-proof and sustainable.

"As the leader of the global expert group that developed the new standard for enterprise content we are uniquely positioned to make this technology commercially available to the industry," said Michael Moppert, Chairman and CEO, Day Software. "The standard already has the support of major technology vendors such as IBM, Oracle, HP, Sun and many others. We believe that CRX has substantial market potential as the industry's first commercially available product that fully implements the new standard.. We are excited to see large U.S. software vendors to be among the first companies to participate in our Beta program and believe that such partnerships will open substantial new revenue opportunities for Day."

Industry analysts such as Gartner expect that new, standards based repository technologies, such as Day's Content Repository Extreme CRX, hold the best promise for eliminating the information silos created by application-specific databases and proprietary storage systems. Content management systems based on the CRX, such as Day's Communiqué, will be able to manage all of the content within all of the applications that make use of the repository, thus unifying information access, workflow, and presentation across the entire enterprise.

Additional features of CRX beyond the JSR 170 specification: CRX implements the complete feature set that is specified through the JSR-170 specification. Day's CRX also provides a number of useful tools beyond the specification that help to create and maintain repositories.

Content Explorer enables repository browsing. It allows creating, deleting and editing Nodes or Properties. With the Content Explorer, you get a user-friendly interface to view and administer your repository structure and content.
Content Loader is a utility to import content into the repository. For XML Files an AutoExpand feature allows to expand your XML data into the repository target structure.
Content Zipper exports your content into XML or ZIP format. In

this way, content can be made available for other use or can be transferred made available to other systems.
User Management allows you to manage all users that should have access to the repository.
Nodetype Administration tool is used to create and maintain all Nodetypes that are need-ed in the repository. You can create new Node-types and Namespaces.
WebDAV Support allows access to the repository via WebDAV protocol giving you a highly flexible access to your repository.
Cluster Manager allows you to set up a high availability infrastructure that can be scaled to support your most important and demanding applications.
LDAP Authorization module allows you to use your directory server to provide user data to the repository. You don't need to recreate user information in the CRX. You can simply integrate with your existing LDAP.

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 31
E-Mail roger.maeder@day.com

 Day CRX Beta Release 79 k

back to press release list **previous release** **next release**

Document 17

Solutions | Product | Services | Customers | Partners

Day

Leading U.S. software vendors among the first Day's revolutionary repository technology for Er

Hannover, Germany – March 10, 2005 – Day (SWX:DAYN), a leading provider of global content management software, today announced the release of the Beta version of the company's Java Content Repository CRX at CeBIT, in Hannover, Germany from March 10-16, 2005. The new product is based on the new global Java standard for Enterprise Content, JSR 170, setting the foundation for a new generation of content infrastructure with Global 1000 companies. Day's CRX provides the first complete commercial implementation of all functionalities defined in the groundbreaking specification.

"Day is proud to be the first company to make this exciting technology commercially available," said Michael Moppert, Chairman and CEO, Day Software. "This new product line is very important for us: We have made substantial investments in this new technology. The new standard for enterprise content that we initialised three years ago has gained industry-wide support of technology vendors such as IBM, Oracle, SUN, HP and many others. We are now delighted to release the beta version of our commercial product. As the leader of the standards group, we will be well positioned to win a solid share of the new, emerging market for Java Content Repositories."

"We believe that our technology will provide substantial cost savings for Global 1000 companies. We are also very excited to see large U.S. software vendors among the first companies to test our Beta version in their development labs to determine the most effective ways to embed our technology into their products. We expect that such partnerships will open up new revenue opportunities for Day," continued Moppert.

Day's Content Repository Extreme - CRX is a repository that makes high value content easily accessible for any application enabling companies to reduce the complexity and cost of their information infrastructure. CRX allows for the storage, retrieval and management of content across large-scale enterprises. This fully standard compliant content repository protects technology investments in content and applications and creates a content infrastructure that is future-proof and sustainable.
"Our new Content Repository products have a very significant market potential," said Moppert.
"Java Content Repositories will revolutionize the development and deployment of business applications in the same way that the Web has revolutionized the development of network-based applications. This technology enables companies to eliminate the information silos created by application-specific databases and proprietary storage systems and make enterprise content widely accessible."
Day's new Java Content Repository provides standardized enterprise content services such as indexing, search, versioning, check-in/check-out or access control for all documents. Simultaneously, other applications can be accessed via the same interface on all documents and content services. This fundamentally new architecture allows for the use of completely different documents corporate-wide and overall systems while saving costs.



Day has spearheaded the initiative for the development and introduction of a worldwide standard for enterprise content. Under the direction of Day's CTO, David Nuescheler, leading industry experts of companies such as Hewlett-Packard, IBM, Oracle and SAP work together on the standard, that will be officially introduced worldwide in the first half of 2005.

You can find Day at CeBIT 2005 at the IBM partner booth in hall 4, booth A12!

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Roger Mader
Day Software AG
Barfuesserplatz 6
4001 Basel
Switzerland
T +41 61 226 55 85
F +41 61 226 98 97
E-Mail roger.maeder@day.com


CEBIT CRX BETA 31 k

back to press release list **previous release** **next release**

Document 18

Day

Media information

Day Reports Fiscal Year 2004 Financial Results

Basel, Switzerland – February 22, 2005 - Day Software Holding AG (SWX: DAYN), a leading provider of global content management software, today announced financial results for the fiscal year ending December 31, 2004.

Total revenue for the fiscal year 2004 was CHF 13.1 million, compared with revenues of CHF 14.7 million for the previous year. License revenues for the fiscal year 2004 totaled CHF 4.5 million, representing 34% of total revenue. Maintenance revenues for the fiscal year 2004 were CHF 3.8 million, an increase of 49% over the prior year. Services revenues for the fiscal year 2004 were CHF 4.8 million, an increase of 11% over the prior year. Net loss for the fiscal year 2004 was CHF 5.5 million compared to a net loss of CHF 4.0 million for the prior year. Gross profit margin for the 2004 fiscal year increased to 67% from 66% from the prior year.

"The results for the first half of 2004 were on track, while the second half stayed below our expectations," summarized Michael Moppert, CEO of Day. "Maintenance and services revenues developed well but our license sales were lower than projected. The primary reason for this result was atypical seasonality: Normally, the fourth quarter delivers the strongest license revenues while business at the beginning of the year is slow. This year we saw the opposite trend occur: While several customers had selected Day's technology in the fourth quarter of 2004, final contracts were signed in the first weeks of the new year. As a result of this shift the license revenues in the second half of 2004 were lower than projected, while we started 2005 with very strong new business activity."

"With this trend we believe that we are well positioned to deliver a healthy 2005. Our core business - enterprise content management solutions – had a very good start into the new year. At the same time we are getting ready for the release of our new software infrastructure product line this spring. These new products will help us to diversify our offerings and open new revenue streams for the company. We believe that the combination of our content management business and our new infrastructure products will be a solid basis for a strong 2005," Moppert continued.

In the last three years Day has made substantial investments into the next generation of technology products. Day has positioned the company as the leader of a global industry group that has developed the new standard for enterprise content, JSR 170. This initiative has gained the support of all major industry players such as IBM, Oracle, SUN, HP or BEA. With new products in place Day is now one of the first companies to make this technology commercially available to the industry.

This groundbreaking new technology will enable large companies to radically simplify substantial parts of their IT-architecture, thus reducing cost and complexity. Day's new products will make enterprise content more accessible and help to open up proprietary content silos. Software providers will benefit from Day's new products as they make the development of content-centric applications faster and cheaper. This is a new and emerging market, which should put Day in a position to gain market share quickly.



2004 Highlights

- **Financial Performance.**
  - 2004 First half results were on track
  - 2004 Second half results below expectations due to atypical seasonality
  - Maintenance Revenues increased by 49% from prior year
  - Services Revenues increased by 11% from prior year
  - 2005 begins with strong business activity
  - 2005 has new product line pipeline

- **Industry Leadership**. Day leveraged its second annual Global Content Management Summit in Zurich, Switzerland, October 27-29, where executives from leading companies around the world, such as Audi, McDonald's, DaimlerChrylser, General Motors and CSFB, gathered to share best practices about managing enterprise content on a global scale.

- **Product Leadership**. Day further demonstrated its industry thought leadership by becoming the first company to ship an early release of a Java Content Repository based on groundbreaking new standard, JSR 170. Day initiated and has led the development of this innovative standard over the past three years.

- **Customer Support**. New customers added in the second half include global leaders such as NOKIA, Zebra Technologies and OnCommand. Many existing customers also made additional investments in Day Software during the second half, including DaimlerChrysler.

- **Partners**. Day strengthened its network with strategic partners, including formalizing joint cooperation agreements with Unisys and IBM, and added a featured partnership with globalization leader Trados.

Conference call/webcast: February 22, 2005 at 5:00 PM Central European Time

Day will announce complete details of its unaudited financial results for the fiscal year 2004 with a conference call and webcast on February 22, 2005 at 5:00 pm Central European Time (4:00 pm GMT). The webcast can be accessed on the investor relations section of Day's website http://www.day.com. Participants who wish to join the conference via phone can dial the following numbers:

The call-in numbers are:

International:	+49 (0) 6103 485 3000
International Toll Free:	800 22 88 353
Universal Toll Free:	+800 363 384 64

A replay of the phone conference will be available approximately 2 hours after the end of the event under the following phone number:
+49 (0) 69 58 99 90 568
Access Code: 132957#



To facilitate better shareholder transparency, Day will be reporting results on a quarterly basis going forward.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

A warning regarding forward-looking statements

This press-release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel
Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97
E-Mail daniel.heck@day.com

The English text of this press release represents the binding version.



CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands CHF, except share information)
(unaudited)

	Year Ended December 31, 2004	2003
Revenues:		
Software licenses	4,492	7,886
Services	8,581	6,844
Total revenues	**13,073**	**14,730**
Cost of revenues:		
Software licenses	121	12
Services	4,162	5,058
Total cost of revenues	**4,283**	**5,070**
Gross profit	**8,790**	**9,660**
Operating expenses:		
Research and development	3,007	2,653
Sales and marketing	7,158	7,803
General and administrative	3,152	3,057
Amortization of intangible assets	187	187
Impairment of goodwill	1,000	-
Stock-based compensation	28	345
Restructuring charges	-	(180)
Loss from operations	**(5,742)**	**(4,205)**
Interest income	27	41
Interest expense	(7)	(5)
Foreign exchange loss	(50)	(16)
Other income	286	298
Loss before income taxes	**(5,486)**	**(3,887)**
Provision for income taxes	(27)	(64)
Net loss	**(5,513)**	**(3,951)**
Other comprehensive loss	10	(122)
Comprehensive loss	**(5,503)**	**(4,073)**
Basic and diluted loss per share	**(4.62)**	**(3.52)**
Shares used in computing basic and diluted loss per share	**1,194,286**	**1,122,868**



CONSOLIDATED BALANCE SHEETS

(in thousands CHF, except share information)
(unaudited)

	December 31, 2004	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	4,500	5,344
Accounts receivable, net of allowance of CHF 73 and CHF 519 as of December 31, 2004 and 2003, respectively	2,638	6,324
Unbilled receivables	155	102
Other receivables	424	72
Prepaid expenses	228	214
Total current assets	**7,945**	**12,056**
Non-current assets		
Property and equipment, net	603	1,663
Investments	91	-
Goodwill and intangible assets, net	3,511	4,698
Other assets	333	356
Total non-current assets	**4,538**	**6,717**
TOTAL ASSETS	**12,483**	**18,773**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	400	268
Deferred revenues	2,224	3,098
Other current liabilities	181	583
Accrued liabilities	1,597	2,213
Total current liabilities	**4,402**	**6,162**
Commitments and contingencies		
Shareholders' equity		
Share capital, CHF 10.00 par value 2,243,185 shares total 1,209,654 and 1,125,310 shares issued and outstanding as of December 31, 2004 and 2003, respectively	12,097	11,253
Treasury shares	(1,074)	(1,074)
Capital reserves	138,299	138,170
Accumulated deficit	(140,652)	(135,139)
Accumulated other comprehensive loss	(589)	(599)
Total shareholders' equity	**8,081**	**12,611**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**12,483**	**18,773**



CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands CHF)
(unaudited)

	Year Ended December 31, 2004	2003
Net loss	(5,513)	(3,951)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation of fixed assets	1,079	1,492
Loss on fixed asset dispositions	10	189
Amortization of intangible assets	187	187
Net foreign currency exchange losses	26	28
Impairment of goodwill	1,000	-
Stock-based compensation	39	392
Stock received in exchange for software	(100)	-
Changes in operating assets and liabilities:		
Accounts receivable	3,643	(1,621)
Unbilled receivables	(47)	199
Prepaid expenses and other current assets	(371)	640
Accounts payable	141	(317)
Deferred revenues	(787)	233
Accrued liabilities	(592)	(1,319)
Other current liabilities	(399)	265
Net cash used in operating activities	**(1,684)**	**(3,583)**
Cash flows from investing activities:		
Purchases of equipment	(36)	(48)
Proceeds from sale of equipment	1	41
Other assets	-	29
Net cash provided by (used in) investing activities	**(35)**	**22**
Cash flows from financing activities:		
Proceeds from stock option exercises	934	34
Net cash provided by financing activities	934	34
Net decrease in cash and cash equivalents	**(785)**	**(3,527)**
Foreign currency adjustment on cash	(59)	(128)
Cash and cash equivalents at beginning of period	5,344	8,999
Cash and cash equivalents at end of period	**4,500**	**5,344**


Day

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury Shares	Capital Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount					
Balances, January 1, 2003	**1,122,263**	**11,223**	**(1,074)**	**137,774**	**(131,188)**	**(477)**	**16,258**
Proceeds from exercise of stock options	3,047	30	-	4	-	-	34
Stock-based compensation	-	-	-	392	-	-	392
Net loss	-	-	-	-	(3,951)	-	(3,951)
Foreign currency translation	-	-	-	-	-	(122)	(122)
Balances, December 31, 2003	**1,125,310**	**11,253**	**(1,074)**	**138,170**	**(135,139)**	**(599)**	**12,611**
Proceeds from exercise of stock options	84,344	844	-	90	-	-	934
Stock-based compensation	-	-	-	39	-	-	39
Net loss	-	-	-	-	(5,513)	-	(5,513)
Foreign currency translation	-	-	-	-	-	10	10
Balances, December 31, 2004	**1,209,654**	**12,097**	**(1,074)**	**138,299**	**(140,652)**	**(589)**	**8,081**

Day

Day Presents JSR 170 Products a

Irvine, California and Basel, Switzerland – February 14, 2005 – Day, a leading provider of global content management software, will be participating in this year's CeBIT (March 10-16, 2005 in Hannover, Germany) at the IBM partner booth. Taking center stage at the event will be presentations of Day's products based on the new content standard JSR (Java Specification Request) 170. In addition, Day/IBM joint projects on content management, digital asset management, multi-site management and portals will be showcased.

Thus far, relevant business information has been stored in a multitude of proprietary repositories. JSR 170 allows the storage and management of content in a standardized form. This new approach gives companies the ability to significantly reduce the number of their repositories and to consolidate on a single standard. Business applications can access content easier via a standardized interface, which leads to a massive reduction of complexity and costs as well as to an increase of quality and accessibility of content.

At CeBIT, for the first time the world will have the chance to see product previews of JSR 170 based products. Day will demonstrate its Java Content Repository, which provides a complete implementation of all functionalities defined in the specification. The JSR 170 specification, initiated and led by Day, will significantly contribute to the continued evolution of the content management industry, providing simplicity and efficiency for innovative content solutions. The standard has rapidly found the support from - amongst others - IBM. IBM has announced support of the JSR 170 specification across all of its content product lines.

An alpha version of the Day Java Content Repository is available for download at **http://jsr170tools.day.com**.

You find Day at CeBIT 2005 on the IBM partner booth in hall 4, booth A12!

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

back to press release list **previous release** **next release**

Day

Day and Unisys (Switzerland) AG P

Companies to Develop Integrated Document ar Management Solution for E-Government as Fir

Irvine, California and Basel, Switzerland – January 13, 2005 – Day, a leading provider of global content management software, and Unisys (Switzerland) AG, IT service provider for infrastructure managed services and e-government solutions, have formed a strategic partnership to jointly market and implement enterprise content management solutions. In an initial project, the companies will develop an interface between the software products Day's Communiqué and Fabasoft's eGov-Suite. This creates an integrated document and content management platform, which supports all aspects of the content life cycle for e-government and meets the growing demands of quality, flexibility and services in the public sector.

In addition, Unisys and Day sales and services professionals will work together to deliver a wide range of industry independent content management solutions, e.g. content management solutions focusing on multi-site management and brand protection, enterprise portals, digital asset management, business process management as well as collaboration & community support.

"The partnership with Day expands our service portfolio in the areas e-business and e-government through field proven content management solutions," said Daniel Schnider, Director Global Account Management of Unisys. "Day's Communiqué provides an extremely reliable content management tool, enabling our customers to manage all their content. Our customers can increase the efficiency of their content initiatives significantly and reduce the total cost of ownership."

"With Unisys, a worldwide operating company with long lasting expertise in complex online projects, Day gains a new important partner," said Angelo Buscemi, Managing Director Switzerland of Day. "Additionally, Unisys is very familiar with software infrastructures and thus will be an important support regarding the upcoming introduction of the content management standard JSR 170."

About Unisys - www.unisys.ch
IT service provider Unisys is specialized in solutions for infrastructure managed services and e-government. Its expertise combines consulting, system integration, outsourcing, infrastructure and server technology. Unisys supports customers in more than 100 countries to achieve quickly and efficiently competitive advantage. Corporate headquarters is located in Blue Bell, Philadelphia, USA. The Swiss main office is in Thalwil, Zurich.

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from

any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

back to press release list **previous release** **next release**

Document 21

Solutions | Product | Services | Customers | Partners



WestLB Banks on Day

Major Global Financial Institution Replaces Vig Day's Software Communiqué

Irvine, California and Basel, Switzerland - December 7, 2004 - Day, a leading provider of global content management software, today announced that WestLB has selected Day's flagship product, Communiqué, to replace the incumbent Vignette solution. The Day solution will be applied to the WestLB internet, intranet and extranet and allows the 6000-strong company an increase in flexibility without the need for complex and time-consuming customization.

The new software will initially be implemented with WestLB's Investment Banking division before being rolled-out across all 50 sites run by the company. Communiqué will provide an easy to use central source for sharing all information held by WestLB with their clients and employees, such as investment information and analyst reports.

Day won a highly competitive bid procedure over major challengers, including the incumbent content management provider, Vignette. WestLB wanted a company which could meet the goals of a fast implementation and ability to easily integrate with the existing infrastructure. The Day solution also comes prepared to meet the new JSR 170 industry standard, which is soon to apply to content management software, an issue which WestLB needed to be addressed.

"At WestLB, we wanted to present our clients with real-time information, such as investor and analyst data," said Michael Krebbers, Head of Application Services. "Furthermore, the intranet platform will be extended as the primary information channel for our employees. With Day we feel that we have the right partner to face this challenge which is not less than a complete redesign of the current system. Beside of this, implementing Day's Communiqué significantly reduces the total cost of ownership for this technology within WestLB. We liked the responsiveness of Day during the conceptional phase and WestLB looks forward to the successful relationship with the Day team moving forward."

"We are very pleased that WestLB has selected Day and is replacing their Vignette installation with our solution," said Michael Moppert, CEO of Day. "Today's dynamic financial sector needs to be extremely responsive to any developments on the global markets. We are happy to see that we gain market share in this sector because our highly efficient content management system supports the financial industry's need for fast time to market, business agility, high performance and a very attractive return on investment."

About WestLB - www.westlb.de
WestLB AG is a European commercial bank with firm roots in North Rhine-Westphalia, Germany's largest federal state. With Group total assets of € 256.2 billion as at December 31, 2003, it is one of Germany's leading financial services providers.

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital

asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

back to press release list **previous release** **next release**

Document #22

Summary of the Filing to the SWX Dated March 24, 2005:

Date of annual general meeting of shareholder of May 19, 2005

Document 23

Published: 17:30 19.05.2005 GMT+2 /HUGIN /Source: Day Software Holding AG /SWX: DAYN /ISIN: CH0010474218

Decisions of the General Assembly of the Shareholders of Day Software Holding AG

Basel, Switzerland, May 19, 2005 - Today's annual shareholders meeting of Day Software Holding AG approved all proposals. The following proposals were presented by the board of directors:

1. Annual Report, Annual Financial Accounts, Group Accounts as well as Report of the Auditors and Group Auditors for the fiscal year 2004
The Board proposed to approve the Annual Report, the Annual Financial Accounts and the Group Accounts for the fiscal year 2004 as well as to accept the Report of the Auditors and the Group Auditors for the fiscal year 2004.

2. Indemnification of the Board and the Senior Management
The Board proposed to indemnify all members of the Board of Directors and the managing directors.

3. Decision regarding the Annual Result
The Board proposed to offset the deficit of CHF CHF 2'388'785.00 from the legal reserves (general reserve) of CHF CHF 3'784'748.00.

4. Election of an additional member of the Board of Directors
The Board proposed the election of Mr Ariel Frank Lüdi, citizen of Heimiswil (BE), Switzerland, living in Uezwil (AG), Switzerland, as an additional member of the Board of Director of the Company.

5. Election of the Auditors and the Group Auditors for the fiscal year 2005
The Board proposed the election of KPMG Fides Peat, Basel, as Ordinary Auditors according to Art. 727ff OR and Group Auditors according to Art. 731a OR for the fiscal year 2005. The Board proposes the election of BR Wirtschaftsprüfungsgesellschaft mbH as additional auditors with the limited task of auditing capital increases according to Art. 652f, 653f and 653i of the Swiss Code of Obligations (OR) for an additional period of one year.

6. Authorized Capital
The Board proposed to renew and increase the authorized capital of currently CHF 5'620'000.00 and to increase it at the same time to CHF 6'040'000.00 i.e. to replace Article 3bis of the Articles of Association by the following:
"The Board of Directors is authorized to increase the share capital at any time until 18 May 2007 by a maximum amount of CHF 6'040'000.00 by issuing shares not exceeding the amount of 604'000 fully paid up shares with a par value of CHF 10.00 each. Increases by way of fixed sale and increases by partial amounts are permitted. The Board of Directors shall set the issuing price per share, the date of commencement of entitlement to dividends and the type of contributions. The Board of Directors is authorized to exclude the pre-emptive rights of the shareholders for important reasons and assign these to third parties, particularly for a) the acquisition of a business or part of a business by way of share exchange b) for the financing of the acquisition of a business, part of a business,

participation or new investments of the Company c) for granting of a participation to employees or (d) for strategic partnerships."

7. Conditional Capital

The Board proposed to increase the conditional capital from currently CHF 4'715'310.00 to CHF 6'040'000.00 i.e. to replace the current Art. 3ter of the Articles of Association by the following:
"The share capital is increased by issuing shares not exceeding the amount of 604'000 fully paid shares with a par value of CHF 10.00 each. The share capital is increased by an amount not exceeding CHF 6'040'000.00 by exercising of options which have been assigned to employees of the Company according to the stock option plan of the Board of Directors. The preemptive rights of the shareholders are excluded."

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

A warning regarding forward-looking statements

This press-release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For Further Information

Roger Mader
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98

E-Mail roger.maeder@day.com

The German text of this press release is the only binding version.

The press release can be downloaded from the following link:

http://hugin.info/131802/R/995092/150826.pdf